Exhibit 99.10

EXTRACTS FROM

AUDITED US GAAP FINANCIAL

STATEMENTS

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

	2004	2005
	(Dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$445	$410
Investment in liquid mutual fund units	218	278
Trade accounts receivable, net of allowances	150	303
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	35
Unbilled revenue	24	32

Total current assets	873	1,060
Property, plant and equipment, net	228	352
Goodwill	8	8
Intangible assets, net	2	—
Deferred tax assets	7	8
Other assets	14	26

Total Assets	$1,132	$1,454

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	15	7
Other accrued liabilities	99	124
Income taxes payable	22	23
Unearned revenue	15	20

Total current liabilities	152	175
Non-current liabilities
Preferred stock of subsidiary	22	21
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding - 266,564,224 and 270,570,549 as of March 31, 2004 and 2005, respectively (See Note 2.8)	9	31
Additional paid-in capital	157	266
Accumulated other comprehensive income	39	33
Retained earnings	748	923

Total stockholders’ equity	953	1,253

Total Liabilities And Stockholders' Equity	$1,132	$1,454

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED MARCH 31,

	2003	2004	2005
	(Dollars in millions except share and per share data)
Revenues	$754	$1,063	$1,592
Cost of revenues (including amortization of stock compensation expenses of $3 million and $2 million for fiscal 2003 and 2004)	417	603	904

Gross profit	337	460	688

Operating Expenses:
Selling and marketing expenses	56	77	103
General and administrative expenses	58	82	127
Amortization of stock compensation expenses	2	1	—
Amortization of intangible assets	2	7	2

Total operating expenses	118	167	232

Operating income	219	293	456
Gain on sale of long term investment	—	—	11
Other income, net	18	28	24

Income before income taxes	237	321	491
Provision for income taxes	42	51	72

Net income	$195	$270	$419

Earnings per equity share
Basic	$0.74	$1.03	$1.57
Diluted	$0.73	$1.01	$1.52
Weighted average equity shares used in computing earnings per equity share
(See Note 2.8)
Basic	262,284,008	262,780,308	266,901,033
Diluted	265,916,036	267,166,236	273,590,413

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common stock		Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Deferred stock compensation	Retained earnings	Total stockholders’ equity
	Shares (See Note 2.8)	Par value
	(Dollars in millions)
Balance as of March 31, 2002	264,744,520	$9	$123		$(46)	$(8)	$364	$442
Common stock issued	227,792		3		—	—	—	3
Cash dividends	—	—	—		—	—	(34)	(34)
Income tax benefit arising on exercise of stock options	—	—	1		—	—	—	1
Amortization of compensation related to stock option grants	—	—	—		—	5	—	5
Comprehensive income
Net income	—	—	—	$195	—	—	195	195
Other comprehensive income
Translation adjustment	—	—	—	14	14	—	—	14

Comprehensive income				$209

Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626

Common stock issued	1,591,912	—	27		—	—	—	27
Cash dividends	—	—	—		—	—	(47)	(47)
Income tax benefit arising on exercise of stock options	—	—	3		—	—	—	3
Amortization of compensation related to stock option grants	—	—	—		—	3	—	3
Comprehensive income
Net income	—	—	—	$270	—	—	270	270
Other comprehensive income
Translation adjustment	—	—	—	71	71	—	—	71

Comprehensive income				$341

Balance as of March 31, 2004	266,564,224	$9	$157		$39	—	$748	$953

Common stock issued	4,006,325	—	99		—	—	—	99
Cash dividends	—	—	—		—	—	(222)	(222)
Income tax benefit arising on exercise of stock options	—	—	10		—	—	—	10
Stock split effected in the form of a stock dividend (See Note 2.8)	—	22		—	—	—	(22)
Comprehensive income
Net income	—	—	—	$419	—	—	419	419
Other comprehensive income
Translation adjustment	—	—	—	(6)	(6)	—	—	(6)

Comprehensive income				$413

Balance as of March 31, 2005	270,570,549	$31	$266		$33	—	$923	$1,253

See accompanying notes to the consolidated financial Statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31,

	2003	2004	2005
	(Dollars in millions)
OPERATING ACTIVITIES:
Net income	$195	$270	$419
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	37	45	64
Amortization of intangible assets	2	7	2
Provision for investments	3	2	—
Gain on sale of long term investment	—	—	(11)
Deferred taxes	(2)	1	(3)
Amortization of stock compensation expenses	5	3	—
Changes in assets and liabilities
Trade accounts receivable	(38)	(27)	(150)
Prepaid expenses and other current assets	(5)	(8)	2
Unbilled revenue	(15)	(1)	(9)
Income taxes	(4)	26	8
Accounts payable	—	(1)	—
Client deposits	1	11	(8)
Unearned revenue	9	—	6
Other accrued liabilities	23	44	24

Net cash provided by operating activities	211	372	344

Investing Activities:
Expenditure on property, plant and equipment	(43)	(93)	(186)
Expenditure on intangible assets	(4)	—	—
Loans to employees	(7)	4	2
Purchase of subsidiary, net of cash acquired	—	(10)	—
Investment in liquid mutual fund units	—	(205)	(100)
Redemption of liquid mutual fund units	—	—	40
Non-current deposits with corporations	—	—	(15)
Proceeds from sale of long term investment	—	—	11

Net cash used in investing activities	(54)	(304)	(248)

Financing Activities:
Proceeds from issuance of common stock	3	27	99
Proceeds from issuance of preferred stock by subsidiary	10	10	—
Payment of dividends	(34)	(47)	(222)

Net cash used in financing activities	(21)	(10)	(123)

Effect of exchange rate changes on cash	8	33	(8)
Net increase in cash and cash equivalents during the period	144	91	(35)
Cash and cash equivalents at the beginning of the period	210	354	445

Cash and cash equivalents at the end of the period	$354	$445	$410

Supplementary information:
Cash paid towards taxes	$45	$24	$66

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Company overview and significant accounting policies

1.1	Company overview

Infosys Technologies Limited (Infosys) along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

1.2	Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4	Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5	Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6	Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	2-5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8	Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9	Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10	Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11	Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12	Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13	Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15	Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16	Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2004 and 2005 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17	Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18	Retirement benefits to employees

1.18.1	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2	Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3	Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19	Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,
(Dollars in millions except share and per share data)	2003	2004	2005
Net income, as reported	$195	$270	$419
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5	3	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(62)	(50)	(26)

Pro forma net income	$138	$223	$393

Earnings per share: (See Note 2.8)
Basic – as reported	$0.74	$1.03	$1.57
Basic – pro forma	$0.52	$0.85	$1.47
Diluted – as reported	$0.73	$1.01	$1.52
Diluted – pro forma	$0.52	$0.84	$1.43

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2003	2004	2005
Dividend yield %	0.2%	0.2%	—
Expected life	1-5 years	1-5 years	—
Risk free interest rate	6.0%	5.1-5.7%	—
Volatility	60-75%	60-75%	—

There have been no grants of stock options by Infosys Technologies Limited during fiscal 2005.

1.20	Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

2	Notes to the consolidated financial statements

2.1	Trade accounts receivable

Trade accounts receivable as of March 31, 2004 and 2005, net of allowance for doubtful accounts of $3 million and $4 million respectively, amounted to $150 million and $303 million. The age profile of trade accounts receivable, net of allowances is given below.

As of March 31, Period (in days)	2004	2005
	In %
0 – 30	69.7	55.2
31 – 60	21.6	32.2
61 – 90	4.7	4.6
More than 90	4.0	8.0

	100.0	100.0

2.2	Related parties

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $27 million and $25 million were outstanding as of March 31, 2004 and 2005.

The required repayments of employee loans outstanding as of March 31, 2005 are as detailed below.

Fiscal year of repayment	Repayment
(Dollars in millions)
2006	$15
2007	4
2008	2
2009	3
2010	1

$25

The estimated fair values of related party receivables amounted to $24 million and $21 million as of March 31, 2004 and 2005 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.3	Non-operating income

In fiscal 2005, the Company sold its investment in Yantra Corporation. The carrying value of the investment in Yantra Corporation was completely written down in fiscal 1999. Consideration received from the sale resulted in a gain of $11 million. There is a further consideration of $2 million, subject to contractual contingencies, receivable by April 2006. No gain has been recognized on the contingent portion.

Other income, net, consists of the following:

	Year ended March 31,
	2003	2004	2005
	(Dollars in millions)
Interest income	$17	$18	$17
Income from mutual fund investments	—	4	9
Exchange gains, net	4	8	(2)
Provision for investments	(3)	(2)	—

	$18	$28	$24

In fiscal 2003, the company provided for write-downs to investments in the aggregate amount of approximately $3 million. These included $1.5 million each for investments in Asia Net Media BVI Limited and Workadia Inc. The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation of $1.5 million, and $0.4 million toward investment in Stratify Inc. These write downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.4	Income taxes

The provision for income taxes in the income statement comprises:

	Year ended March 31,
	2003	2004	2005
	(Dollars in millions)
Current taxes	$19	$10	$20
Domestic taxes	25	40	55

Foreign taxes	44	50	75

Deferred taxes
Domestic taxes	(1)	1	—
Foreign taxes	(1)	—	(3)

	(2)	1	(3)

Aggregate taxes	$42	$51	$72

All components of the aggregate taxes of $42 million, $51 million and $72 million for fiscal 2003, 2004 and 2005 are allocated to the continuing operations of the company. Tax benefits of $3 million and $10 million earned on exercise of employee stock options are credited to additional paid in capital during fiscal 2004 and fiscal 2005.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of March 31,
	2004	2005
	(Dollars in millions)
Deferred tax assets:
Property, plant and equipment	$6	$8
Allowances on trade accounts receivable	1	1
Investments	3	1
Compensated absences and other accruals	1	1

	11	11
Less: Valuation allowance	(2)	(1)

	9	10

Deferred tax liabilities
Gains on foreign exchange forward contracts	(1)	—
Intangible assets	(1)	—

	(2)	—

Net deferred tax assets	$7	$10

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2005. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At April 2002, the valuation allowance was $1 million. The valuation allowance increased by $1 million during the year ended March 31, 2004. The valuation allowance decreased by $1 million during the year ended March 31, 2005.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier.

2.5	Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2003	2004	2005
Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,284,008	262,780,308	266,901,033
Effect of dilutive common equivalent shares – stock options outstanding	3,632,028	4,385,928	6,689,380

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	265,916,036	267,166,236	273,590,413

The computation of basic and diluted EPS has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.8

2.6	Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $149 million and $353 million as of March 31, 2004 and 2005, respectively. The foreign exchange forward contracts mature between one to 12 months.

2.7	Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.7.1	Industry segments

Year ended March 31, 2003	Financial services	Manufacturing	Telecom	Retail	Others	Total
	(Dollars in millions)
Revenues	$283	$124	$114	$86	$147	$754
Identifiable operating expenses	114	50	38	27	55	284
Allocated expenses	81	33	31	23	39	207

Segmental operating income	88	41	45	36	53	263

Unallocable expenses						44

Operating income						219
Other income, net						18

Income before income taxes						237
Provision for income taxes						42

Net income						$195

Year ended March 31, 2004	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389	$157	$176	$124	$217	$1,063
Identifiable operating expenses	164	68	73	46	91	442
Allocated expenses	103	39	45	31	55	273

Segmental operating income	122	50	58	47	71	348
Unallocable expenses						55

Operating income						293
Other income, net						28

Income before income taxes						321
Provision for income taxes						51

Net income						$270

Year ended March 31, 2005	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$549	$231	$295	$155	$362	$1,592
Identifiable operating expenses	232	99	122	63	142	658
Allocated expenses	147	55	71	37	102	412

Segmental operating income	170	77	102	55	118	522
Unallocable expenses						66

Operating income						456
Gain on sale of long term investment						11
Other income, net						24

Income before income taxes						491
Provision for income taxes						72

Net income						419

2.7.2	Geographic segments

Year ended March 31, 2003	North America	Europe	India	Rest of the World	Total
	(Dollars in millions)
Revenues	$550	$133	$16	$55	$754
Identifiable operating expenses	218	47	4	16	285
Allocated expenses	150	36	6	15	207

Segmental operating income	182	50	6	24	262
Unallocable expenses					43

Operating income					219
Other income, net					18

Income before income taxes					237
Provision for income taxes					42

Net income					$195

Year ended March 31, 2004	North America	Europe	India	Rest of the World	Total
Revenues	$757	$204	$14	$88	$1,063
Identifiable operating expenses	318	83	4	37	442
Allocated expenses	193	52	4	24	273

Segmental operating income	246	69	6	27	348
Unallocable expenses					55

Operating income					293
Other income, net					28

Income before income taxes					321
Provision for income taxes					51

Net income					$270

Year ended March 31, 2005	North America	Europe	India	Rest of the World	Total
Revenues	$1,038	$355	$30	$169	$1,592
Identifiable operating expenses	433	141	7	77	658
Allocated expenses	258	84	7	64	413

Segmental operating income	347	130	16	28	521
Unallocable expenses					65

Operating income					456
Gain in sale of long term investment					11
Other income, net					24

Income before income taxes					491
Provision for income taxes					72

Net income					$419

2.7.3	Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2003, 2004 and 2005.

2.8	Stock split

On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 3 additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computation of basic and diluted earnings per share has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.